January 28, 2014

VIA EDGAR CORRESPONDENCE

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Media Investment Group Inc.

Registration Statement on Form S-1

File No. 333-192736

Dear Ms. Nguyen,

New Media Investment Group Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-192736) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 pm, Eastern Time, on January 30, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Duane McLaughlin of Cleary Gottlieb Steen & Hamilton, the Company’s counsel, at (212) 225-2106 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEW MEDIA INVESTMENT GROUP INC.

/s/ Cameron D. MacDougall
Cameron D. MacDougall
Secretary

cc: Duane McLaughlin, Esq. Cleary Gottlieb Steen & Hamilton LLP

Ada D. Sarmento, U.S. Securities and Exchange Commission

2